MUZINICH CAPITAL LLC

FINANCIAL STATEMENT

DECEMBER 31, 2022

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The Company's Statement of Financial Condition as of December 31, 2022 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67832

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Muzinich Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ludwig	212-888-3413	MLudwig@Muzinich.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanford Becker & Co., P.C.
(Name – if individual, state last, first, and middle name)

140 Broadway Suite 605	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ludwig _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Muzinich Capital LLC _____ , as of 12/31 _____ , 2 022 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANN MARIE BAKER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6443807
Qualified in Nassau County
My Commission Expires 11-14-2026
03.30.23

Notary Public

Signature: _____

Title:
FinOp _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
1430 BROADWAY – SUITE 605
NEW YORK, N.Y. 10018

TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Muzinich Capital LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Muzinich Capital LLC, as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2022 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co., P.C.

We have served as the Company's auditors since 2021.

New York, NY
March 22, 2023

MUZINICH CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$56,179
Prepaid expenses	16,192
Total Assets	**$72,371**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$19,670
Accounts payable	5,000
Due to related party	20,577
Total Liabilities	45,247
Member's Equity	27,124
Total Liabilities and Member's Equity	**$72,371**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Muzinich Capital LLC, (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when a contract with a customer exists, when a performance obligation has been identified and when the transaction price has been determined.

For transactions with affiliated entities, no revenues are recognized since such revenue and associated expenses are charged directly to the affiliate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

<u>Income Taxes</u>

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2018.

Note 2 - <u>Related Party Transactions</u>

The Company has an administrative services agreement with an affiliate who is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is treated as a capital contribution by the member.

Note 2 – Related Party Transactions (Continued)

The Company shares office space with its sole member and rental charges are included in the administrative services agreement. Professional standards require all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease agreements.

Since the Company shares office space with its parent based on a cost share agreement and is not a signatory to the office space lease agreement, the standard has no significant effect on the financial statements.

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Any amounts owed to the company's parent are unsecured, interest free and due on demand.

Note 3 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $7,299 which exceeded the required minimum net capital by $2,299. Aggregate indebtedness at December 31, 2022 totaled $45,247 and the ratio of aggregate indebtedness to net capital was 6.20 to 1.